UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14f-1

Information Statement
Pursuant to Section 14(f) of the
Securities Exchange Act of 1934
and Rule 14f-1 Promulgated Thereunder

LANTIS LASER INC.
(Exact name of registrant as specified in its charter)

0-53585
(Commission file number)

Nevada	65-0813656
(State of incorporation)	(I.R.S. Employer Identification No.)

11 Stonebridge Court
Denville, New Jersey 07834
(Address of principal executive offices)

(203) 300-7622
(Registrant’s telephone number, including area code)

LANTIS LASER INC.

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 PROMULGATED THEREUNDER

LANTIS LASER INC. IS NOT SOLICITING PROXIES IN CONNECTION WITH THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT, AND NO VOTE OR OTHER ACTION BY OUR SHAREHOLDERS IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT.

This Information Statement is being furnished to the holders of record as of May 5, 2011, of the outstanding shares of common stock, $.001 par value, of Lantis Laser Inc. (“Lantis Laser” or the “Company”), in connection with the transfer of certain shares of common stock of the Company pursuant to an Agreement and Plan of Merger by and among the Company, Lantis Acquisition Corp. (“Merger Sub”), and TAG Minerals Inc. ("TAG") dated as of April 22, 2011 (the “Merger Agreement”). A copy of the Merger Agreement has been filed as Exhibit 10.1 with the Current Report on Form 8-K/A filed by the Company on April 27, 2011. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company’s shareholders.

Upon the closing of the Merger Agreement, the Company will, to the extent permitted by applicable law, secure the resignation of Stanley B. Baron and Dr. Craig Gimbel, the existing directors of the Company, so as to enable Al Pietrangelo, Greig Oppenheimer and Tapiwa Gurupira to be appointed as directors of the Company. Each of the existing directors on the Closing Date (as defined in the Merger Agreement) will become directors of the Company's wholly-owned subsidiary, Lantis Laser, Inc., a New Jersey corporation, and continue to conduct the dental technology business currently being conducted by the Company.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder.

CHANGE IN CONTROL TRANSACTION

On March 17, 2011, the Company and TAG executed a letter of intent pursuant to which the parties have negotiated a definitive agreement relating to the reverse subsidiary merger of the Company and TAG under which the Company acquired TAG and its 49%-owned operating subsidiary, TAG Minerals Zimbabwe (Private) Limited. TAG will become the Company's second wholly-owned subsidiary.  The parties entered into the Merger Agreement on April 22, 2011. If the transactions contemplated under the Merger Agreement become effective the Company will issue shares to TAG's shareholders equal to 50% of its outstanding shares at the date of the merger, the existing directors of the Company will resign and become the directors of Lantis Laser, Inc. and continue the dental technology business currently being conducted by the Company, the Company will own TAG that is focused on the mining of gold and Messrs. Al Pietrangelo, Greig Oppenheimer and Tapiwa Gurupira, currently the directors of TAG, will be appointed as directors of the Company.

VOTING SECURITIES

The Company’s common stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of the Company’s shareholders. Each share of common stock entitles the holder thereof to one vote. As of April 26, 2011 there were 158,838,870 shares of the Company’s common stock outstanding.

CURRENT DIRECTORS AND OFFICERS

The following table sets forth the name, age and position of each of our directors and executive officers. Directors are elected annually. Officers serve at the pleasure of the Board of Directors.

Name	Age	Position

Stanley B. Baron	66	Chairman, President & Chief Executive Officer

Craig B. Gimbel, DDS	58	Executive Vice-President Clinical Affairs, Director

Douglas Hamilton	51	Vice-President R&D

Linda Otis, DDS	56	Vice-President Clinical Research

Stanley B. Baron — Mr. Baron has been our Chairman, President & Chief Executive Officer since November 2004, and previously he had been Chairman, President & Chief Executive Officer of Lantis Laser, Inc. (New Jersey) since prior to 2002. He has over 30 years experience in the dental industry. In 1971 in Zimbabwe he founded Metro Cash & Carry, a consumer products wholesale distribution business. Metro Cash & Carry was subsequently sold to a large European food company.

Mr. Baron and his family emigrated to Israel in 1979. He purchased a partnership in Mardent Ltd., a small dental equipment company that represented A-dec, a leading US dental equipment manufacturer, as well as other leading European and Japanese companies. Mardent merged with Healthco (Israel), a sundry distributor and a subsidiary of Healthco International. Mr. Baron continued to manage the combined company following the merger.

In 1989, Mr. Baron moved to the United States and started to work with dental companies to identify, license and commercialize new technologies. From 1993 to 2001, Mr. Baron was a principal of TechnaLink which acted as a consultant to Integra Medical, which successfully commercialized an intraoral camera imaging system for dentistry. From 1996 to 2001 TechnaLink also acted as a consultant to Frontier Pharmaceuticals which successfully commercialized a novel antiseptic/surface disinfection technology for biomedical application.

Key Director Qualifications  Mr. Baron has significant experience in the dental industry, dental technology, the marketing of dental equipment and growing an emerging business.

Craig B. Gimbel, DDS — Dr. Gimbel has been our Executive Vice-President Clinical Affairs and a Director since November 2004, and previously he had been Executive Vice-President Clinical Affairs and a Director of Lantis New Jersey since prior to 2002. Dr. Gimbel graduated from New York University College of Dentistry in 1977. From 1978 to 2005, Dr. Gimbel practiced clinical dentistry and worked on numerous dental technology projects that included clinical research, publishing and teaching. In November 2005, Dr. Gimbel left clinical private practice to devote his full time and attention to Lantis.

Dr. Gimbel has over 16 years of clinical and research experience in laser/photonic dentistry. He is a past Chairperson, from 2006 to 2007, of the Scientific Committee of the Academy of Laser Dentistry and had achieved Advanced Proficiency Certification in Laser Dentistry in 1993. Presently, Dr. Gimbel is Conference Committee Chair, and since March 2007 has been President of the Academy. He is a Fellow of the American College of Dentists, American Society of Dentistry for Children, Academy of General Dentistry and Academy of Dentistry International.

Dr. Gimbel is the 2003 recipient of the T. H. Maiman Award for Excellence in Dental Laser/Photonics Research.

Key Director Qualifications  Dr. Gimbel has many years of experience in laser/photonic dentistry and clinical dentistry to provide valuable expertise for the successful commercialization of the company's laser technology.

Douglas Hamilton — Mr. Hamilton has been our Vice-President R&D since November 2004. From June 2005 to November 2006, he was also Director of Operations at Citi WiFi Networks, Inc., a privately-held provider of municipal WiFi services. From September 1997 to June 2005, Mr. Hamilton was a Technology Administrator and consultant for American Financial Solutions, a privately-held financial services firm that was acquired by National Financial Partners Corp. in October 2003. Previously, from 1992 to 1998, Mr. Hamilton was President and Director of Operations of Aries International Inc., a privately-held logistics company, where he was responsible for project team management including Systems development and integration of optical, digital and radiographic products.

Linda Otis, DDS — Dr. Otis has been our Vice-President Clinical Research since November 2004. From 2005 to the present, she has been a Professor of Oral and Maxillofacial Radiology at the University of Maryland, Baltimore College of Dental Surgery, in Baltimore, Maryland. She received her D.D.S. at University of Nebraska, Lincoln and did her postgraduate work in diagnostic science at University of Texas, San Antonio.

Dr. Otis initiated the application of OCT for use in dentistry while she was at the University of California, San Francisco Dental School in 1994 and implemented the research on OCT with the Medical Technology Program scientists at Lawrence Livermore National Laboratory. She is an authority on OCT and is active in research relating to new methods for diagnosing common oral conditions as a principal investigator of a National Institute of Health research grant. Dr. Otis has lectured throughout the United States on many topics in dentistry. She has published widely, including 35 publications. She is named on three of the patents relating to OCT application in dentistry.

There are no family relationships among the officers and directors.

Board Meetings, Audit, Nominating and Compensation Committees, and Director Independence

Our Board of Directors does not have standing audit, nominating or compensation committees, and our Board of Directors performs the functions that would otherwise be delegated to such committees. We anticipate that our Board of Directors will be able to attract qualified independent directors to serve on the Board and ultimately form standing audit, nominating and compensation committees.  Our President and CEO, Mr. Baron, also serves as Chairman of the Board of Directors.  Given the limited extent of our business that is primarily focused on research and development of our dental technology and the small number of employees that we have to supervise we believe that our Board of Directors has the leadership structure that it requires in light of its limited oversight function.

Neither of our directors is considered independent as defined in Nasdaq Rule 4200(a)(15).

During 2010 the Board of Directors met two times.  Both directors attended these meetings.

Shareholders may contact our Board of Directors by mail addressed to the entire board of directors, or to one or more individual directors, at c/o Lantis Laser Inc., 11 Stonebridge Court, Denville, New Jersey 07834, Attn: President. All communications directed to our board of directors or individual directors in this manner will be relayed to the intended recipients.

NEW DIRECTORS AND OFFICERS

Our new management team and their background are as follows:

Name and Position with TAG	Age	TAG Director Since

Al Pietrangelo President and CEO and Chairman of the Board of Directors	53	2010

Greig Oppenheimer Director	47	2010

Tapiwa Gurupira Director	33	2011

Management Biographies

Al Pietrangelo, President, CEO and Chairman of the Board of Directors of TAG – Mr. Pietrangelo has served as President, CEO and Chairman of the Board of Directors of TAG since 2010.  From 2006 to 2010 Mr. Pietrangelo was CEO and Director of Rock of Angels Capital Corp., Rock of Angels Acquisition Corp. and Rock of Angels Holdings Inc.  From 2005 to 2006 Mr. Pietrangelo was President and a Director of 4 Star Capital Management Inc.  From 2002 to 2004 Mr. Pietrangelo served as Secretary and Director of Hypervelocity, Inc. Mr. Pietrangelo obtained a B.S. in Business Administration from the University of South Florida.

Key Director Qualifications:  Mr. Pietrangelo has the management background to assist TAG in its growth and the expertise to assist it in the public markets.

Greig Oppenheimer, Director of TAG – Mr. Oppenheimer has served as a Director of TAG since 2010. Since 2003 Mr. Oppenheimer has served as CEO of IE-TEC Holdings Limited, IE-TEC Marketing Limited and IETEC Licensing Limited and CEO and Director of Innovative Environmental Technologies Corporation. Since 2003 Mr. Oppenheimer has served as a Director of Aurora Mines Inc.

Mr. Oppenheimer has a B.Sc. degree in Mechanical Engineering and a B.Sc. (Hons.) degree in Industrial Engineering from Witwaterstrand University, South Africa.

 Key Director Qualifications:  Mr. Oppenheimer has experience in managing companies, expertise as a mechanical engineer and specific knowledge of mineral extraction, all of which are important to TAG as it expands its gold mining operations.

Tapiwa Gurupira, Director of TAG – Mr. Gurupira has been a Director of TAG since January 2011.  Since 2009 Mr. Gurupira has been CEO and a Director of Ontage Resources and a Director of Mooridge Enterprises since 2007, both private companies organized and operating in Zimbabwe.  While working towards his Master's degree he devised a way to separate dry mixtures of particles that was patented, and a company, Triboflow Separations, LLC, was formed. Mr. Gurupira served as Chief Engineer of Triboflow.  Triboflow was awarded a grant of $2 million under the NIST Advanced Technology Program. In 2006, Mr. Gurupira joined Breen Solutions, LLC in Pittsburgh, PA, a company specializing in equipment to monitor and regulate emissions at coal combustion power plants, as Project Manager.  In 2009 he returned to Zimbabwe where he started a mining technology and consulting company.

 Mr. Gurupira has a Masters of Science degree in Mechanical Engineering from the University of Kentucky.

Key Director Qualifications:  Mr. Gurupira has expertise in the exploration for gold and the mining of gold that will serve as the principal business of TAG.

DIRECTOR AND OFFICER COMPENSATION

The following table sets forth the compensation earned for services rendered in all capacities by our Principal Executive Officer and Principal Financial Officer who received no annual salary and no bonus for the fiscal year ended December 31, 2010.  No other executive officer’s compensation exceeded $100,000 in the fiscal year ended December 31, 2010. The individual named in the table will be hereinafter referred to as the “Named Executive Officer.”

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)

Stanley B. Baron	2010	$0	–	–	–	–	–	–	$0
President and Chief	2009	$120,000	–	–	–	–	–	–	$120,000
Executive Officer (PEO	2008	$120,000	–	–	–	–	–	–	$120,000
and PFO)

Director Compensation

The Company currently does not pay any cash fees to directors, but we pay directors' expenses in attending board meetings. During the year ended December 31, 2010 no director expenses were reimbursed.

Employment Agreements

Since January 2010, we have no employment agreements with management. We had employment agreements with Mr. Baron and Dr. Gimbel which terminated December 31, 2009. Under these agreements, Mr. Baron was entitled to receive an annual salary of $120,000, and Dr. Gimbel was entitled to receive an annual salary of $80,000. Their salaries accrued until we believed that our cash position would allow us to pay them the amount accrued, up to a maximum of three years, or until December 31, 2009, after which accrued and unpaid salary, if any, will be paid in the form of a convertible note bearing interest at the rate of 5% per annum, convertible into shares of common stock at a conversion price equal to the average bid price for 10 days prior to conversion. Under the terms of their respective employment agreements, Mr. Baron and Dr. Gimbel may elect to have salary paid in shares of our common stock, valued at a price equal to the average bid price for our stock for the previous 30 days.  The Company issued notes to them at the end of 2009 for the accrued amount of $960,000 with interest accruing at 5% per annum.

Upon the Merger Agreement becoming effective, Mr. Baron and Dr. Gimbel will convert their outstanding note from the Company for their accrued salaries and interest, amounting to $1,080,000 as of December 31, 2010, in return for a cashless option to purchase shares in the Company at the fixed purchase price of $0.075 per common share for a period of five years from the merger date.  This amounts to 14,400,000 options with a per share exercise price of $0.075.

Upon the Merger Agreement becoming effective, both Mr. Baron and Dr. Gimbel will enter into employment agreements with Lantis Laser, Inc., a wholly-owned subsidiary of the Company.  Under the terms of the employment agreement, Mr. Baron will receive (i) in the first year after the Closing Date a base salary at a rate of $180,000 per year; (ii) an increase in base salary for the second year of up to an additional $18,000, as determined by the Board of Directors of the Company; (iii) an annual bonus up to 50% of his annual base salary each year, as determined by the Board of Directors of the Company; and (iv) reimbursement for reasonable expenses relating to the lease and maintenance of one automobile.  Under the terms of the employment agreement with Dr. Gimbel, he will receive  (i) in the first year after the Closing Date a base salary at a rate of $120,000 per year; (ii) an increase in base salary for the second year of up to an additional $12,000, as determined by the Board of Directors of the Company; (iii) an annual bonus up to 50% of his annual base salary each year, as determined by the Board of Directors of the Company; and (iv) reimbursement for reasonable expenses relating to the lease and maintenance of one automobile.

The tables entitled “OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END” and “DIRECTOR COMPENSATION” and the respective discussions related to those tables have been omitted because no compensation required to be reported in those tables was awarded to, earned by or paid to any of the named executive officers or directors in any of the covered fiscal years.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of April 26, 2011, certain information concerning the beneficial ownership of common stock by (i) each person known by the company to be the owner of more than 5% of the outstanding common stock, (ii) each director, (iii) each Named Executive Officer, and (iv) all directors and executive officers as a group. In general, “beneficial ownership” includes those shares a director or executive officer has the power to vote or the power to transfer, and stock options and other rights to acquire common stock that are exercisable currently or become exercisable within 60 days of April 26, 2011. Except as indicated otherwise, the persons named in the table below have sole voting and investment power with respect to all shares shown as beneficially owned by them. The calculation of the percentage owned is based on 158,838,870 shares issued and outstanding (plus, with respect only to each holder of securities that are exercisable for or convertible into common stock, shares underlying such securities within sixty days). The address of each of the directors and executive officers listed below is c/o Lantis Laser Inc., 11 Stonebridge Court, Denville, New Jersey 07834 unless otherwise indicated.

Name and Address	Amount and Nature of Beneficial Ownership		Percentage of Outstanding Shares Owned

Directors and Executive Officers

Stanley B. Baron	27,511,500	(1)	17.32%

Craig B. Gimbel DDS	27,511,500	(2)	17.32%

Douglas Hamilton	5,000,000		3.15%

Linda Otis, DDS	625,000		*

All directors and executive officers as a group (4 persons)	60,648,000		38.18%

* Represents less than 1%

(1)
Includes 2,997,000 shares owned directly by Mr. Baron’s son and 2,997,000 shares owned directly by Mr. Baron’s daughter. Mr. Baron disclaims beneficial ownership of all shares owned directly by others.

(2)
Includes 26,014,500 shares owned directly by Ruth L. Gimbel, Dr. Gimbel’s spouse, and 1,497,000 owned directly by Dr. Gimbel’s son. Dr. Gimbel disclaims beneficial ownership of all shares owned directly by others.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

 Since January 1, 2010, we have not been a party to any transaction, proposed transaction, or series of transactions in which the amount involved exceeds $120,000 and in which, to its knowledge, any of its directors, officers, five percent beneficial security holders, or any member of the immediate family of the foregoing persons has had or will have a direct or indirect material interest other than (1) compensation arrangements, which are described where required under the “Executive Compensation” section and (2) unsecured loans made by Mr. Baron and Dr. Gimbel to fund the company with working capital during the development stage.  In 2010, Mr. Baron and Dr. Gimbel advanced the Company $30,000 for working capital and interest at 5% annually, amounting to $6,260.13, was accrued for the year as at December 31, 2010. We believe that all of the transactions described above were made on terms no less favorable to us than could have been obtained from unaffiliated third parties. Upon the Merger Agreement becoming effective, the loans totaling approximately $150,000 as of December, 31, 2010 will be repaid to Messrs. Baron and Gimbel at the rate of 5% of any funding, whether debt or equity, received by the Company or 5% of net revenue of the Company. Mr. Baron and Dr. Gimbel have the right to convert any amounts outstanding and due to them at $0.075 per share at any time at their sole discretion.

Since January 1, 2010, no promoter or control person (within the meaning of paragraph (c) to Item 404 of Regulation S-K under the Exchange Act) has received anything of value, directly or indirectly, from us, and we have acquired no assets from any such person.

COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Securities Exchange Act requires the Company’s directors and officers, and persons who beneficially own more than 10% of a registered class of the Company’s equity securities, to file reports of beneficial ownership and changes in beneficial ownership of the Company’s securities with the SEC of Forms 3, 4 and 5. Officers, directors and greater than 10% stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on the Company’s review of the copies of the forms received by it during the period from January 1, 2010 (inception) to December 31, 2010 and written representations that no other reports were required, the Company believes that no person who, at any time during such fiscal year, was a director, officer or beneficial owner of more than 10% of the Company’s common stock failed to comply with all Section 16(a) filing requirements during such fiscal year.

WHERE YOU CAN FIND MORE INFORMATION

The Company files reports with the SEC. These reports include annual reports, quarterly reports as well as other information required to be filed pursuant to securities laws. You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

LANTIS LASER INC.

/s/ Stanley B. Baron
Stanley B. Baron
President, CEO and Chairman of the Board

Dated: May 6, 2011